EXHIBIT 99

COMPUTER SCIENCES CORPORATION
REVENUES BY SEGMENT
(In millions)

	Second Quarter Ended		% of Total
	Oct 1, 2004	Oct 3, 2003	Fiscal 2005	Fiscal 2004

U.S. commercial	$ 929.2	$ 907.1	23%	25%
Europe	1,034.9	851.9	26	24
Other International	297.8	286.7	8	8
Global Commercial	2,261.9	2,045.7	57	57

Department of Defense	956.0	977.2	25	27
Civil agencies	664.2	505.0	17	14
Other (1)	52.4	63.3	1	2
U.S. federal government	1,672.6	1,545.5	43	43
Total Revenues	$3,934.5 ==========	$3,591.2 =========	100% ======	100% =======

	Six Months Ended		% of Total
	Oct 1, 2004	Oct 3, 2003	Fiscal 2005	Fiscal 2004

U.S. commercial	$1,840.8	$1,845.0	24%	26%
Europe	1,975.0	1,671.1	26	23
Other International	601.9	578.5	8	8
Global Commercial	4,417.7	4,094.6	58	57

Department of Defense	1,885.7	1,875.1	25	26
Civil agencies	1,261.3	1,052.1	16	15
Other (1)	106.2	124.2	1	2
U.S. federal government	3,253.2	3,051.4	42	43
Total Revenues	$7,670.9 ==========	$7,146.0 =========	100% =======	100% ========

(1)	Other revenues consist of state and local government as well as commercial contracts performed by the U.S. Federal reporting segment.

Note:

The table presents revenues for each year by reportable segment as disclosed in the Form 10-Q. In past years, revenues by market sector were presented, which differs slightly due to the classification of certain overlapping activities between segments. For simplicity, this secondary presentation has been eliminated. The total classification difference between the two presentations was $13.0 million and $28.6 million for the quarter and six months ended October 1, 2004.